Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 August 30, 2005



VIA CORRESPONDENCE ON EDGAR
---------------------------
Sherri Bowen
SEC
Accounting Staff

Re:      China Mobility Solutions, Inc.
         Comment Letter Dated July 11, 2005
         File No. 026559

Dear Ms. Bowen:

         We will be handling the response to your comment letter of the above date. We have just received some backup information and will complete a written response to you on or before September 9, 2005.

         Thank you.

                                                     Sincerely,


                                                     /s/ Michael A. Littman
                                                     Michael A. Littman

MAL:jb